

NYSE

18010367

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

CONFIDENTIAL TREATMENT REQUEST

<u>**VIA FEDEX**</u>

June 28, 2018

Brent J. Fields
Secretary
Office of the Secretary
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: <u>**Application Requesting Confidential Treatment for Certain Documents Produced to the United States Securities and Exchange Commission by the New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., and NYSE National, Inc. in Connection with the respective Amendments to Form 1**</u>

Dear Mr. Fields:

The purpose of this letter is to request confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 for certain documents submitted pursuant to Rule 6a-2, addressed to the Division of Market Regulation, Office of Market Supervision, United States Securities and Exchange Commission ("SEC" or the "Commission"), and signed by Martha Redding, Associate General Counsel, New York Stock Exchange.

Description	Bates Nos.	Date Produced
Exhibit D of the 2018 annual Amendment to Form 1 of New York Stock Exchange LLC ("NYSE") containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE, dated June 28, 2018 addressed to the Division of Market Regulation, Office of Market	NYSE-ONE18-000007–NYSE-ONE18-000172	June 28, 2018

Description	Bates Nos.	Date Produced
Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.		
Exhibit D of the 2018 annual Amendment to Form 1 of NYSE American LLC ("NYSE American"), containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE American, dated June 28, 2018 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	AMERICAN-ONE18-000007–AMERICAN-ONE18-000172	June 28, 2018
Exhibit D of the annual Amendment to Form 1 of NYSE Arca, Inc. ("NYSE Arca"), containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE Arca, dated June 28, 2018 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	NYSEARCA-ONE18-000007–NYSEARCA-ONE18-000172	June 28, 2018

Description	Bates Nos.	Date Produced
Exhibit D of the 2018 annual Amendment to Form 1 of NYSE National, Inc. ("NYSE National"), containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE National, Inc., dated June 28, 2018 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	NYSENAT-ONE18-000007– NYSENAT-ONE18-000172	June 28, 2018
Organizational Chart of Intercontinental Exchange, Inc.	NYSE-ONE18-000211– NYSE-ONE18-000214 AMERICAN-ONE18-000209– AMERICAN-ONE18-000212 NYSEARCA-ONE18-000202– NYSEARCA-ONE18-000205 NYSENAT-ONE18-000199– NYSENAT-ONE18-000202	June 28, 2018

The above-referenced Bates stamped documents ("Confidential Material") are deemed by Intercontinental Exchange, Inc. ("ICE"), on behalf of the New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., and NYSE National, Inc. (collectively, the "Exchanges"), to be highly confidential and confidentiality therefore is being requested under the Freedom of Information Act ("FOIA"), 5 U.S.C. 552, the Commission's rules and regulations thereunder (e.g., 17 C.F.R. 200.83(c)) and other applicable statutes or regulations. We request that the Confidential Material be kept confidential for a minimum of 3 years from the date of submission (until June 22, 2021) to ensure that the financial information contained therein is considered sufficiently stale and therefore could not create competitive harm, disadvantage the Exchanges, or be misconstrued to the detriment of the Exchanges and/or public. Because these Confidential Materials constitute financial information which are privileged or confidential, they are subject to the exemption from mandatory disclosure found in Section 552(b)(4) of FOIA ("FOIA Exemption 4").

FOIA Exemption 4 protects information "which is (a) commercial or financial, and (b) obtained from a person, and (c) confidential or privileged." *Landfair v. Dep't of the Air Force*, 645 F. Supp. 325, 327 (D.D.C. 1986). Because there is little question that the information in question is financial or that it was received from a person, the central inquiry of Exemption 4 is the confidentiality requirement. The courts have fashioned two alternative tests to determine whether commercial or financial information is confidential. Commercial or financial information is considered confidential "if disclosure of the information is likely to have either of the following effects: (1) to impair the Government's ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained." *Nat'l Parks Conservation Ass'n v. Morton*, 498 F.2d 765, 770 (D.C. Cir. 1974) ("National Parks I") (footnote omitted).

Under the second test, "it is not necessary to show actual competitive harm." *Gulf & W. Indus., Inc. v. United States*, 615 F.2d 527, 530 (D.C. Cir. 1979). Rather, "[a]ctual competition and the likelihood of substantial competitive injury is all that need be shown." *Id.* (emphasis added). Further, there is no need to marshal detailed economic analysis, such as might be required in an antitrust setting, to demonstrate the prospect of competitive harm. *Id.* at 530; *see also Nat'l Parks & Conservation Ass'n v. Kleppe* ("*National Parks II*"), 547 F.2d 673, 681 & n.24 (D.C. Cir. 1976). Indeed, competitive injury may be premised upon a reasonable inference, derived from the nature of the material requested and the competitive circumstances involved, that competitors could make affirmative use of the requested material to the detriment of the submitter. *See National Parks II*, 547 F.2d at 683-84. Such competitive harm may result from the use of such information either by direct competitors or by persons with whom one is negotiating. *See Am. Airlines, Inc. v. Nat'l Mediation Bd*, 588 F.2d 863, 868 n.13 (2d Cir. 1978).

For example, in *National Parks II*, the Court of Appeals held that it was "virtually axiomatic" that disclosure of detailed financial records would cause substantial competitive injury. *National Parks II*, 547 F.2d at 683-84. The court recognized that the release of financial statements could result in a number of competitive harms. Competitors could use the information to determine costs, revenue, and operating margins. In turn, the competitors could use this information to undercut those prices. *See id.* Other courts have reached similar conclusions, shielding financial statements from release because of the inherent competitive harm that would be caused by their disclosure. *See, e.g., People for the Ethical Treatment of Animals v. U.S. Dep't of Agriculture*, No. 03-C-195-SBC, 2005 WL 1241141, at *8 (D.D.C. May 24, 2005); *Judicial Watch, Inc. v. Export-Import Bank*, 108 F. Supp.2d 19, 29 (D.D.C. 2000).

The release of financial statements also can serve as a blueprint to competitors who want to mimic a successful business. Specifically, courts have recognized that selective pricing, market concentration, expansion plans and possible take-over bids would be facilitated by knowledge of the financial information contained in the detailed financial statements. *National Parks II*, 547 F.2d at 684.

National Parks II also made it clear that the exemption was intended to prevent the fundamental unfairness that can result from one side to a transaction having confidential information about the other in a business context. *Cf. id.* at 678 n.18. *See also Am. Airlines, Inc.*, 588 F.2d at 868 n.13. Access to a company's detailed financial information would allow

competitors, customers, and employees alike to bargain for better prices, wages or interest rates, while the submitting company's unregulated competitors would not be similarly exposed. *National Parks II*, 547 F.2d at 684; *see also People for the Ethical Treatment of Animals*, 2005 WL 1241141, at *8 (withholding financial information over concerns that "breeders would gain a strong competitive edge in the negotiating process").

As in the cases discussed above, the Confidential Information, which is comprised of financial statements and balance sheets, could be used by competitors of ICE and the Exchanges to gain a competitive advantage in multiple ways.

First, competitors of ICE's other business lines could use this information to determine prices and operating margins, and in turn use the information to undercut those prices or exploit operating margins. *See, e.g., National Parks II*, 547 F.2d at 684; *People for the Ethical Treatment of Animals*, 2005 WL 1241141, at *8. ICE owns and operates numerous entities engaged in varied business activities including the operation of futures trading, clearing, pricing and trading analytics, and market data services to support the trading, investment, and risk management needs of customers across virtually all asset classes. The Confidential Information for these ICE entities could be used by competitors such as CME Group, Inc. ("CME Group"), Nasdaq, Inc., and Bloomberg to directly engage in price undercutting and as a result cause competitive harm to those subsidiaries.

For example, CME Group is a direct competitor to ICE and ICE's subsidiaries in the futures trading, clearing, and market data industry. CME Group could use the Confidential Information to derive the business performance of those subsidiaries and then use the information to set pricing on its competing products, including agricultural and energy commodities and currency and equity index contracts. For instance, the Confidential Information discloses specific entities operating revenues, operating income, and operating margin, whereas the ICE publicly filed financial statements do not separate out such results for each subsidiary. As a result, the Confidential Information would provide CME Group, a direct competitor, insight into the specific business performance of competing subsidiaries that offer competing products, including operating margins. ICE does not have access to similar information regarding CME Group, putting ICE at a competitive disadvantage.

Second, competitors could use the Confidential Information to gain an unfair advantage by having insight into the best and worst performing subsidiaries and business lines. *National Parks II*, 547 F.2d at 683-84. It could then mimic and encroach upon ICE's expansion into certain businesses lines. For example, competitors could derive from the Confidential Information where ICE makes a substantial portion of its profits and therefore could use that information to move into those businesses. Disclosure of the Confidential Information also provides insights and information about experimental business lines that could reveal ICE's confidential business or expansion strategies to competitors who plan to enter the field after seeing cost and revenue information. Further, competitors could use the information to target employees of certain subsidiaries to hire them away from ICE.

Third, customers could use the operating margin or profits of certain business lines contained in the Confidential Information to put pricing pressure on ICE to lower its prices or

decide to move their business somewhere else, which would put ICE at a competitive disadvantage. Specifically, the Confidential Information would provide competitors with information on the ICE subsidiaries engaged in business areas such as Pricing Analytics, Market Data, Futures and Clearing, and Credit Execution without ICE having access to comparable information for those competitors in those business arenas. Similarly, the unequal information would allow any party to improve its negotiation position against ICE and its subsidiaries, enabling them to bargain for better prices, wages, or interest rates. Meanwhile, ICE's unregulated competitors would not be similarly exposed.

Fourth, the fact that the SEC requires the Confidential Information to be unconsolidated standalone financials for every subsidiary means that ICE shareholders will have access to immaterial financial information and could come to an incorrect conclusion about the information. For example, although the stand-alone financials for a given subsidiary are accurate, a shareholder could be confused by items such as intercompany loans between two subsidiaries. Without seeing the consolidated effect, the investor could incorrectly interpret a loan as a loss or asset.

Similarly, media sources could publish speculative or negative stories based on incorrect interpretation of the unconsolidated stand-alone financials, which could then have a negative impact on ICE's stock price. Such an effect would not only put ICE at a competitive disadvantage by impeding ICE's ability to use its stock for acquisitions but it could also harm ICE's shareholders.

Fifth, activist investors could misuse the information from the Confidential Information, putting ICE at a competitive disadvantage to other public companies that do not have to disclose financial information similar to that found in the Confidential Information because it isn't material to the business of the public company.

For all the foregoing reasons, the Exchanges requests that the Commission determine to protect the confidentiality of the Confidential Material and the information contained therein.

We consent to the release of the Confidential Material for official purposes to any member of the Commission, its staff, other government agencies, offices or bodies, or Congress.

Should the Commission receive any request for these documents from any third party not a member of the Commission, its staff, other government agencies, offices or bodies, or Congress, either pursuant to FOIA or otherwise, we request that we are given an opportunity to object to such disclosure. Furthermore, should the Commission be inclined to disclose these documents to any third party that is not a member of the Commission, its staff, other government agencies, offices or bodies, or Congress, we request that, in accordance with normal Commission practice, the Commission will provide ten business days' advance notice of any such decision. See, e.g., Chrysler Corp. v. Brown, 441 U.S. 281 (1979).

In that event, we request that the Commission immediately telephone and provide a written copy of such notice to Martha Redding, Associate General Counsel, New York Stock Exchange, 11 Wall Street, 19th Floor, New York, New York 10005, (212) 656-2938,

martha.redding@theice.com, so that further substantiation of this confidentiality request may be submitted.

Sincerely,

Cc via email, without enclosure: Jeanette Marshall
                                    Securities and Exchange Commission
                                    Division of Trading and Markets
                                    100 F Street, NE
                                    Washington, D.C. 20549

                                    Marlene E. Olsen
                                    Securities and Exchange Commission
                                    Division of Trading and Markets
                                    100 F Street, NE
                                    Washington, D.C. 20549

The following information was submitted with a request that the Securities and Exchange Commission grant confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934 ("Exchange Act") for certain information contained in Exhibit D of amendments to Form 1, which were filed pursuant to Rule 6a-2 under the Exchange Act. The Securities and Exchange Commission denied the request for confidential treatment. <u>See</u> Securities Exchange Act Release No. 83760 (August 1, 2018) (Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc. and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act). <u>See</u> <u>also</u> Securities Exchange Act Release No. 84497 (October 29, 2018) (Order Lifting the Automatic Stay of the Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act).



NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	74
Accounts receivable, net of allowance		(2,040)
Due from affiliates		194,635
Income tax receivable		1,364
Current assets		194,033

NON-CURRENT ASSETS:

Goodwill	89,412
Deferred tax asset- noncurrent	-
Other non-current assets	89,412
Assets	283,445

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	2,298
SEC fees payable	2,480
Current liabilities	4,778
Liabilities	4,778

Noncontrolling Interest	(27,418)

SHAREHOLDERS EQUITY:

Contributed capital		(59,971)
Additional paid-in capital		529
Retained earnings		365,527
Equity		306,085
Total liabilities and equity	$	283,445

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	58,759
Data services fees, net		4,870
Other revenues		25,492
Transaction based expenses		(6,147)
Total revenue, less transaction-based expenses		**82,974**
Compensation and benefits		7
Professional services		64
Technology and communication		2,337
Selling, general and administrative		(533)
Affiliate expense		19,845
Operating expenses		**21,720**
Operating income		**61,254**
Affiliate interest expense		932
Other expense, net		**932**
Pre-tax net income		**60,322**
Income tax expense		**1,241**
Net income		**59,081**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD*

Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	-
Current assets		0

OTHER NONCURRENT ASSETS

Investment in affiliate	3,103
Goodwill	1,131
Other noncurrent assets	4,234
Total assets	$ 4,234

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliates	$	4,691
Current liabilities		4,691
Total liabilities		4,691

EQUITY:

Retained deficit	(457)
Equity	(457)
Total liabilities and equity	$ 4,234

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchar Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form : previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

OPERATING EXPENSES:

Selling, general & administration	$	4
Operating expenses		4
Net loss	$	(4)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	1
Current liabilities		1
Total liabilities		1
EQUITY:		
Member capital		2,702
Retained earnings		(2,703)
Equity		(1)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



OTHER EXPENSE:

Other expense	0
Other expense	**0**
Net loss	$ 0

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICe TRADE THE WORLD

Chatham Energy LLC
Balance Sheet
Year Ended December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	24,575
Current assets		24,575
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		59
Accumulated depreciation		(56)
Property and equipment net		3
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other intangibles, net		4,010
Other non-current assets		9,412
Total assets	$	**33,990**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	20
Accrued salaries and benefits		214
Current liabilities		234
Total liabilities		**234**
EQUITY:		
Contributed Capital		29,092
Retained Earnings		4,664
Equity		**33,756**
Total liabilities and equity	$	**33,990**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chatham Energy LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	3,221
Operating revenues		**3,221**
OPERATING EXPENSES:		
Compensation and benefits		1,390
Professional services		6
Rent and occupancy		88
Technology and communication		92
Selling, general and administrative		19
Depreciation and amortization expense		1,203
Intercompany affiliate expense		194
Operating expenses		**2,992**
Net income	$	**229**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	406
Income tax receivable		114
Current assets		520
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	$	33,852
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	28
Due to affiliates		269
Current liabilities		297
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		12,100
Non-current liabilities		12,100
Total liabilities		12,397
EQUITY:		
Additional paid-in capital		1,950
Retained earnings		15,426
Accumulated other comprehensive income		4,079
Equity		21,455
Total liabilities and equity	$	33,852

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Compensation and benefits		
Professional services		1
Selling, general & administration		21
Operating expenses		**22**
Operating loss		**(22)**
OTHER EXPENSE:		
Other expense		19
Pre-tax net loss		**(41)**
Income tax benefit		5,328
Net loss	$	**5,287**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	-
Current assets		-

OTHER NON-CURRENT ASSETS

Investment in subsidary		2,529
Other non-current assets		2,529

Total Assets	$	2,529

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliates	$	-
Current liabilities		-
Total liabilities		-

EQUITY:

Retained earnings		2,529
Member Equity		2,529

Total Liabilities and Member Equity	$	2,529

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(in thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD*

Chicago Depositary, Inc. (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Member equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Clearing Corporation for Options and Securities (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Commodity Exchange Center (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets	1
Total Assets	$ 1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital	1
Member equity	1
Total member equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CURRENT ASSETS:

Cash and cash equivalents	$	423
Income tax receivable		1,679
Current assets		2,102

PROPERTY AND EQUIPMENT

Property and equipment cost	334
Accumulated depreciation	(36)
Property and equipement, net	298

OTHER NON-CURRENT ASSETS:

Deferred tax assets- noncurrent	161
Other non-current assets	161
Assets	2,561

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accrued salaries and benefits	485
Other current liabilities	135
Due to affiliates	3,202
Current liabilities	3,822

SHAREHOLDERS EQUITY:

Contributed capital		71
Retained deficit		(1,332)
Equity		(1,261)
Total liabilities and equity	$	2,561

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDIT MARKET ANALYSIS, USA
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Affiliate revenue	$	348
Total revenue		**348**
Compensation and benefits		4,899
Professional services		24
Acquisition-related transaction and integration costs		188
Technology and communication		23
Selling, general and administrative		144
Affilate expense		35
Operating expenses		**5,313**
Operating loss		**(4,965)**
Other expense, net		3
Other expense, net		**3**
Pre-tax net loss		**(4,968)**
Income tax benefit		**1,991**
Net income		**(2,977)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP INC.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 4,020
	Accounts receivable, net of allowance	68
	Prepaid expenses and other current assets	148
	Current income tax receivable	59
	Current assets	4,295
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment cost	32,727
	Accumulated depreciation	(27,011)
	Property and equipment, net	5,716
OTHER NON-CURRENT ASSETS:		
	Goodwill	358,772
	Other intangibles, net	9,291
	Other noncurrent assets	955
	Other non-current assets	369,018
	Assets	379,029
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	99
	Accrued salaries and benefits	1,772
	Due to affiliates, net	468,991
	Current liabilities	470,862
NON-CURRENT LIABILITIES:		
	Deferred tax liabilities - noncurrent	3,153
	Non-current liabilities	3,153
	Liabilities	474,015
EQUITY:		
	Additional paid-in capital	23,249
	Contributed capital	410,698
	Retained deficit	(543,455)
	Accumulated other comprehensive income	14,522
	Equity	(94,986)
	Total liabilities and equity	$ 379,029

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED   **NYSENAT-ONE18-000024**



CREDITEX GROUP INC.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Transaction fees, net	$	325
Other revenue		321
Affiliate revenue		2,461
Total revenue		3,107
Compensation and benefits		6,749
Professional services		214
Technology and communications		466
Rent and other occupancy		1,011
Selling, general & administration		245
Amortization & depreciation expense		8,277
Service & license fees to affiliate		5,191
Operating expenses		22,153
Operating loss		(19,046)
Interest income		3
Interest expense to affiliates		603
Other expense, net		(272)
Other expense, net		334
Pre-tax net loss		(18,710)
Income tax benefit		6,476
Net loss	$	(12,234)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Member equity	1

Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(In thousands)

ASSETS:

Cash and cash equivalents	$	59
Accounts receivable, net of allowance		1,159
Due from affiliates, net		497,117
Assets	$	498,335

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	2
Current liabilities		2
Liabilities		2
Contributed capital		94,686
Retained earnings		403,647
Equity	$	498,333
Total liabilities and equity	$	498,335

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Transaction fees, net		$ 4,563
	Total revenue	4,563
Selling, general & administration		7
Service & license fees to affiliate		150
	Operating expenses	157
	Operating income	4,405
Other income, net		41
	Pre-tax net income	4,446
	Net income	$ 4,446

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX SECURITIES CORP
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	6,225
Restricted cash		300
Accounts receivable, net of allowance		694
Deferred tax assets - current		-
Income tax receivable		(1)
Prepaid expenses and other current assets		365
Current assets		7,583

OTHER NON-CURRENT ASSETS:

Deferred tax asset - non-current	71
Other non-current assets	250
Other non-current assets	321
Assets	7,904

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	64
Accrued salaries and benefits	32
Income Tax Payable	1
Due to affiliates	96
Current liabilities	193

NON-CURRENT LIABILITIES:

Other non-current liabilities	157
Non-current liabilities	157

EQUITY:

Retained earnings		5,263
Contributed capital		2,291
Equity		7,554
Total liabilities and equity	$	7,904

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

CREDITEX SECURITIES CORP
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Transaction fees, net	$	12,801
Total revenue		12,801
Compensation and benefits		1,727
Professional services		456
Technology and communication		456
Rent and occupancy		217
Selling, general & administration		153
Service & license fees to affiliates		8,246
Operating expenses		11,255
Operating income		1,546
Interest expense		4
Other income, net		(4)
Other expense		-
Pre-tax net loss		1,545
Income tax expense		558
Net loss	$	987

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2017
(Unaudited)

OTHER NONCURRENT ASSETS:

Deferred tax asset - noncurrent	$	621
Investment in affiliates		4,178
Other noncurrent assets		4,799
Assets	$	4,799

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Income taxes payable	$	-
Due to affiliates, net		6,424
Current liabilities		6,424

EQUITY:

Retained deficit		(2,131)
Accumulated other comprehensive income		506
Equity		(1,625)
Total liabilities and equity	$	4,799

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Pre-tax net income		-
Income tax expense		(349)
Net income	$	(349)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD*

DCFB, LLC(dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD"

eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD*

Electric Railroad LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:

Prepaid expenses and other current assets	$	46
Due from affliliate		720
Current assets		766
Total assets	$	**766**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		283
Accrued salaries and benefits		110
Current liabilities		**393**

EQUITY:

Contributed capital		49
Retained earnings		324
Equity		**373**
Total liability and equity	$	**766**

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal
; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain
ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the
tates of America have been condensed or omitted. These financial statements do not include income taxes accounting and
ethod accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of
:inental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by
' accepted accounting principles for complete financial statements. These financial statements should be read in
ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31,
iich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		(183)
Operating expenses		**(183)**
Pre-tax net income		183
Income tax expense		0
Net income	$	183

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD®

FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	**1**
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD*

Hawk Enterprises 1, Inc.(dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hawk Enterprises 2, LLC(dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD°

Highway Networks LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 4165 LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Cash Clearing

Other assets | 1

Total assets | $ | 1

LIABILITIES AND EQUITY:

EQUITY:

Member capital | 1

Equity | 1

Total equity | $ | 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 5660 LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(8)
Prepaids		67
Current assets		59
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		134,472
Accumulated depreciation		(26,698)
Property and equipment, net		107,774
NON-CURRENT ASSETS		
Other non-current assets		116
Non-current assets		116
Total assets	$	107,949
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1,147
Due to affiliate		107,847
Current liabilities		108,994
Total liabilities		108,994
EQUITY:		
Contributed capital		37,776
Retained deficit		(38,821)
Equity		(1,045)
Total liabilities and equity	$	107,949

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE 5660 LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Total Revenue	0
OPERATING EXPENSES:	
Professional Services	767
Rent and other occupancy	2,817
Selling, general and administrative	1,510
Amortization and depreciation expense	9,269
Operating expenses	**14,363**
Net loss	$ **(14,363)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium, Inc.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	597
Accounts receivable, net of allowance		676
Prepaid expenses and other current assets		1,579
Income tax receivable		58
Current assets		**2,910**

PLANT PROPERTY AND EQUIPMENT:

Property and equipment		889
Accumulated depreciation		(145)
Property and equipment, net		**744**

NON-CURRENT ASSETS:

Goodwill		1,048
Other non-current assets		8
Deferred tax receivable		1,217
Other non-current assets		**2,273**
Assets		**5,927**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		630
Accrued salaries and benefits		258
Due to affiliates		3,196
Deferred revenue		191
Current liabilities		**4,275**
Liabilities		**4,275**

SHAREHOLDERS EQUITY:

Additional paid-in capital		19
Retained earnings		1,633
Equity		**1,652**
Total liabilities and equity	$	**5,927**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	$	2,255
Affiliate revenue		150
Total revenue		**2,405**
Compensation and benefits		1,458
Professional services		54
Technology and communication		3,188
Rent and occupancy		196
Selling, general and administrative		45
Depreciation and amortization		145
Affiliate expense		899
Operating expenses		**5,985**
Operating loss		**(3,580)**
Other expense, net		18
Other expense, net		**18**
Pre-tax net income		**(3,598)**
Income tax benefit		**743**
Net income		**(2,855)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Due from affiliate	$	339
Current assets		339
Assets		339

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	-
Current liabilities	0

SHAREHOLDERS EQUITY:

Retained earnings		339
Equity		339
Total liabilities and equity	$	339

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	-
Pre-tax net income	-
Income tax expense	-
Net income	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S. Inc.
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	9,263
Margin deposits and guaranty funds		4,196,495
Restricted Cash		80,500
Accounts receivable, net of allowance		31,180
Prepaid expenses and other current assets		1,333
Current assets		4,318,771

Other non-current assets:

Restricted cash	50,000
Deferred tax asset - noncurrent	1,349
Other non-current assets	51,349

Total assets	$	4,370,120

Current liabilities:

Accounts payable and accrued liabilities	$	4,492
Accrued salaries and benefits		2,326
Margin deposits and guaranty funds		4,196,495
Other current liabilities		3,622
Deferred Revenue		1,012
Due to affiliates, net		15,362
Income taxes liability		88
Current liabilities		4,223,397

Total liabilities	4,223,397

Equity:

Contributed capital	60,804
Retained earnings	85,919
Total equity	146,723

Total liabilities and equity	$	4,370,120

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S. Inc.
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	253,621
Other revenues		19,487
Service and license fees for affiliates		959
Total revenues		274,067
Expenses:		
Compensation and benefits		13,398
Professional services		1,791
Technology and communication		166
Rent and occupancy		1,098
Selling, general and adminstrative		2,298
Service and license fees to affiliates		49,059
Operating expenses		67,810
Operating income		206,257
Other expenses, net		806
Interest expense to affiliates		(407)
Other expense, net		399
Pre-tax net income		206,656
Income tax expense		83,920
Net income	$	122,736

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS		
Accounts Receivable		1
Prepaid expenses and Other Current Assets	$	36
		37
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		12,348
Accumulated depreciation		(6,959)
Property and equipment net		5,389
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		19
Other noncurrent assets		4,795
Total assets	$	10,221
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	234
Accrued salaries and benefits		639
Due to affiliate		23,335
Current liabilities		24,208
Total liabilities		24,208
EQUITY:		
Contributed capital		8,541
Retained deficit		(22,528)
Equity		(13,987)
Total liabilities and equity	$	10,221

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princip generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been deriv from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but (not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements an notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously with the Securities and Exchange Commission.



ICE Credit Hub, LLC
Income Statement
As Of December 31, 2017
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	-
Operating revenues		-
OPERATING EXPENSES:		
Compensation and benefits		505
Professional services		(10)
Rent and other occupancy		418
Technology		67
Selling, general & administration		44
Amortization & depreciation expense		975
Service & license fees to affiliates		1,364
Operating expenses		3,363
Other Income net		(4)
Pre-tax net loss		(3,367)
Net loss	$	(3,367)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

ICE Data Analytics LLC[1]
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net of allowance	8,210
Prepaid expenses and other current assets	298
Income tax receivable	18
Due from affiliates, net	328,682
Current assets	**337,208**

Property and equipment:

Property and equipment cost	9,551
Accumulated depreciation	(2,768)
Property and equipment, net	**6,783**

Other non-current assets:

Other noncurrent assets	154
Other non-current assets	**154**

Total assets	$	**344,145**

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	416
Accrued salaries and benefits	2,791
Deferred revenue	210
Current liabilities	**3,417**

Non-current liabilities:

Other noncurrent liabilities	1,164
Deferred revenue- long-term	8
Non-current liabilities	**1,172**

Total liabilities	**4,589**

Equity:

Contributed capital	446
Retained earnings	339,110
Total equity	**339,556**

Total liabilities and equity	$	**344,145**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Formally known as BondEdge Solutions, LLC. Name change was effective on March 14, 2018.


ice TRADE THE WORLD"

ICE Data Analytics LLC[1]
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Revenues:

Data services fees, net	$	37,681
Total revenues		37,681

Expenses:

Compensation and benefits	11,136
Professional services	426
Acquisition-related transaction and integration costs	1,005
Technology and communication	1,783
Rent and occupancy	1,318
Selling, general and administrative	1,473
Depreciation and amortization	1,917
Affiliate expenses	19
Operating expenses	19,077

Operating income		18,604
Other expenses, net		1
Pre-tax net income		18,603
Income tax benefit		7
Net income	$	18,610

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Formally known as BondEdge Solutions, LLC. Name change was effective on March 14, 2018.

ICE Data Derivatives, Inc.[1]
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	3,374
Accounts receivable, net of allowance		17,853
Prepaid expenses and other current assets		346
Current assets		**21,573**

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	27,030
Accumulated depreciation	(14,188)
Property and equipment, net	**12,842**

OTHER NON-CURRENT ASSETS:

Goodwill	306,722
Other intangibles, net	24,970
Other non-current assets	**331,692**

Total assets	$	**366,107**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	3,293
Accrued salaries and benefits		414
Due to affiliate		28,254
Deferred revenue, current		26,838
Income tax payable		193
Current liabilities		**58,992**

NON-CURRENT LIABILITIES:

Deferred tax liability- non-current	9,580
Other non-current liabilities	922
Non-current liabilities	**10,502**

Total liabilities	**69,494**

EQUITY:

Additional paid-in-capital	3,701
Retained earnings	292,912
Total equity	**296,613**

Total Liabilities and equity	$	**366,107**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.[1]
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	$	54,145
Affiliate revenue		19
Total revenue		**54,164**
Compensation and benefits		2,318
Professional services		118
Technology and communication		11,256
Rent and occupancy		153
Selling, general and administrative		394
Depreciation and amortization		18,506
Intercompany related expense		23,544
Operating expenses		**56,289**
Operating loss		**(2,125)**
Interest income		31
Other expense, net		574
Other expense, net		**(543)**
Pre-tax net loss		**(2,668)**
Income tax expense		24,695
Net loss		**(27,363)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Formally known as Super Derivatives, Inc. Name change was effective on March 15, 2018.



ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,760
Accounts receivable, net of allowance		7,952
Prepaid expenses and other current assets		363
Current assets		10,075

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	13
Property and equipment, net	13

NON-CURRENT ASSETS:

Goodwill	75,695
Other intangibles, net	64,728
Other non-current assets	140,423
Assets	150,511

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	1,765
Accrued salaries and benefits	747
Due to affilities	144,627
Deferred revenue	(961)
Current liabilities	146,178
Liabilities	146,178

SHAREHOLDERS EQUITY:

Retained earnings		4,333
Equity		4,333
Total liabilities and equity	$	150,511

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	9,497
Total revenue		**9,497**
Compensation and benefits		1,671
Professional services		159
Technology and communication		1,799
Selling, general and administrative		4
Depreciation and amortization		1,172
Operating expenses		**4,805**
Operating income		**4,692**
Affiliate interest expense		397
Other expense, net		**397**
Pre-tax net income		**4,295**
Net income		**4,295**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	1

Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data LP Controller: ICE Data Mgmt Grp LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:

Accounts receivable, net of allowance	$	4,304
Prepaids and other current assets		-
Current income tax receivable		1
Due from affiliates		91,332
Current Assets		**95,637**

PROPERTY PLANT AND EQUIPMENT:

Property and equipment cost	21
Accumulated depreciation	(21)
Property and equipment net	**0**

OTHER NONCURRENT ASSETS

Deferred tax asset - noncurrent	282
Other noncurrent assets	**282**

Total assets	$	**95,919**

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	24
Accrued salaries and benefits		740
Income taxes payable		(39)
Deferred revenue		1,642
Current liabilities		**2,367**

Total liabilities	**2,367**

EQUITY:

Contributed capital	4,935
Retained earnings	88,617
Equity	**93,552**

Total liabilities and equity	$	**95,919**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto f the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Secu and Exchange Commission.



ICE Data LP Controller: ICE Data Mgmt Grp LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

REVENUES:

Market data revenue	$	18,121
Revenue from affiliate, net		1,299
Operating revenues		**19,420**

OPERATING EXPENSES:

Compensation and benefits	3,718
Professional Services	163
Rent and other occupancy	240
Technology and communication	118
Selling, general & administration	126
Intercompany Expense	2,706
Operating expenses	**7,071**

Pre-tax net income		12,349
Income tax expense		3,845
Net income	$	**8,504**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.


ICE TRADE THE WORLD™

ICE Data Pricing & Reference Data, LLC[1]
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	1,273
Accounts receivable, net of allowance	162,673
Prepaid expenses and other current assets	2,931
Income tax receivable	13
Due from affiliates, net	2,068,768
Current assets	**2,235,658**

Property and equipment:

Property and equipment cost	49,262
Accumulated depreciation	(17,668)
Property and equipment, net	**31,594**

Total assets	$	**2,267,252**

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	21,069
Accrued salaries and benefits	11,757
Deferred revenue	1,240
Current liabilities	**34,066**

Non-current liabilities:

Other noncurrent liabilities	3,071
Non-current liabilities	**3,071**

Total liabilities	**37,137**

Equity:

Contributed capital	3,790
Retained earnings	2,226,325
Total equity	**2,230,115**

Total liabilities and equity	$	**2,267,252**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Formally known as Interactive Data Pricing & Reference Data, LLC. Name change was effective on March 14, 2018.

CONFIDENTIAL TREATMENT REQUESTED



ICE Data Pricing & Reference Data, LLC[1]
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Revenues:

Data services fees, net	584,111
Affiliate revenue	5,929
Total revenues	590,040

Expenses:

Compensation and benefits	71,597
Professional services	8,193
Acquisition-related transaction and integration costs	1,771
Technology and communication	55,243
Rent and occupancy	5,697
Selling, general and administrative	1,898
Depreciation and amortization	8,685
Affiliate expense	27,231
Operating expenses	180,315
Operating income	409,725
Other income, net	15
Pre-tax net income	409,740
Income tax expense	2
Net income	$ 409,738

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Formally known as Interactive Data Pricing & Reference Data, LLC. Name change was effective on March 14, 2018.



ICE Data Services Wireless LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,536
Accounts receivable, net of allowance		1,074
Due from affiliates		540
Prepaid expenses and other current assets		19
Current assets		3,169

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	4,788
Accumulated depreciation	(799)
Property and equipment, net	3,989

NON-CURRENT ASSETS:

Goodwill	299
Other intangibles, net	3,312
Other non-current assets	95
Other non-current assets	3,706
Assets	10,864

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	2,170
Other current liabilities	35
Deferred revenue	170
Current liabilities	2,375
Liabilities	2,375

SHAREHOLDERS EQUITY:

Retained earnings		8,489
Equity		8,489
Total liabilities and equity	$	10,864

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	4,789
Total revenue	**4,789**
Compensation and benefits	
Professional services	324
Technology and communication	2,282
Rent and occupancy	1
Selling, general and administrative	298
Depreciation and amortization	1,187
Affiliate expense	150
Operating expenses	**4,242**
Operating income	**547**
Other expense, net	1
Other expense, net	**1**
Pre-tax net income	**546**
Net income	**546**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services, Inc.[1]
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:
Prepaid expenses and other current assets	7,639
Current assets	7,639

Property and equipment:
Property and equipment cost	104,745
Accumulated depreciation	(24,698)
Property and equipment, net	80,047

Other non-current assets:
Deferred tax assets- non-current	42,142
Other noncurrent assets	153
Other non-current assets	42,295

Total assets	$	129,981

LIABILITIES and EQUITY

Current liabilities:
Accounts payable and accrued liabilities	19,433
Accrued salaries and benefits	11,576
Other current liabilities	
Current income tax payable	2,775
Due to affiliates, net	1,776,802
Current liabilities	1,810,586

Non-current liabilities:
Other noncurrent liabilities	27,786
Non-current liabilities	27,786

Total liabilities	1,838,372

Equity:
Contributed capital	(679,234)
Retained deficit	(1,029,157)
Total equity	(1,708,391)

Total liabilities and equity	$	129,981

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Formally known as Interactive Data Corporation. Name change was effective on March 15, 2018.



ICE Data Services, Inc.[1]
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Revenues:

Data services fees, net	$	(68)
Affiliate revenue		84
Total revenues		16

Expenses:

Compensation and benefits	45,482
Professional services	5,432
Acquisition-related transaction and integration costs	6,543
Technology and communication	15,587
Rent and occupancy	3,446
Selling, general and administrative	4,495
Depreciation and amortization	12,574
Affiliate expense	141
Operating expenses	93,700

Operating loss		(93,684)
Affiliate interest income		6,441
Other expense, net		109
Pre-tax net loss		(87,352)
Income tax expense		163,321
Net loss	$	(250,673)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Formally known as Interactive Data Corporation. Name change was effective on March 15, 2018.


ice TRADE THE WORLD

ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	708
Accounts receivable, net of allowance		144
Due from affiliates		2,369
Current assets		3,221
Assets		3,221

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	13
Current liabilities	13

NON-CURRENT LIABILITIES:

Other non-current liabilities	362
Non-current liabilities	362
Liabilities	375

SHAREHOLDERS EQUITY:

Retained earnings		2,846
Equity		2,846
Total liabilities and equity	$	3,221

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	2,719
Total revenue		**2,719**
Selling, general and administrative		-
Affiliate expense		623
Operating expenses		**623**
Operating income		**2,096**
Pre-tax net income		**2,096**
Net income		**2,096**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Execution Services LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Due to Affiliates	1,305
Current assets	1,305
PROPERTY PLANT AND EQUIPMENT	
Property and equipment cost	13
Accumulated depreciation	(13)
Property and equipment, net	-
Total Assets	$ 1,305
LIABILITIES AND MEMBER EQUITY:	
Total liabilities	-
EQUITY:	
Contributed Capital	759
Retained earnings	546
Equity	1,305
Total liabilities and equity	$ 1,305

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



ICE Execution Services LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Total revenue	0
OPERATING EXPENSES:	
Selling, general & administration	$ 2
Operating expenses	2
Net loss	$ (2)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S. Inc.
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	9,063
Restricted cash		29,500
Income tax receivable		68
Accounts receivable		(2,804)
Prepaid expenses and other current assets		51
Due from affiliates, net		67,092
Current assets		102,970

Property and equipment:

Property and equipment cost	2,430
Accumulated depreciation	(2,277)
Property and equipment, net	153

Other non-current assets:

Goodwill	890,572
Other intangibles assets, net	278,122
Other noncurrent assets	56,192
Other non-current assets	1,224,886

Total assets	$	1,328,009

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$	5,733
Accrued salaries and benefits		2,416
Other current liabilities		0
Current portion of licensing agreement		0
Income tax payable - current		(120)
Deferred revenue		39
Current liabilities		8,068

Non-current liabilities:

Deferred tax liabilities - noncurrent	56,078
Other noncurrent liabilities	3,831
Non-current liabilities	59,909

Total liabilities	67,977

Equity:

Contributed capital	1,121,386
Retained earnings	138,646
Total equity	1,260,032

Total liabilities and equity	$	1,328,009

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED   **NYSENAT-ONE18-000075**



ICE Futures U.S. Inc.
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	60,044
Market Data Fees		320
Revenues from affiliates		113,454
Other revenues		1,288
Total revenues		175,106
Expenses:		
Compensation and benefits		14,025
Professional services		96
Technology and communication		783
Rent and occupancy		1,010
Selling, general and adminstrative		650
Depreciation and amortization		12,023
Service and license fees to affiliates		47,154
Operating expenses		75,741
Operating income		99,365
Other expenses, net		6
Other expense, net		6
Pre-tax net income		99,371
Income tax expense		14,395
Net income	$	84,976

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets, Inc.
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Due from affiliates		17,650
Current assets		17,650
Total assets	$	17,650

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	35
Accrued salaries and benefits		1,532
Income taxes payable		(121)
Current liabilities		1,446

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent		(1,383)
Non-current liabilities		(1,383)
Total liabilities		63

EQUITY:

Contributed Capital		11,184
Retained earnings		6,403
Equity		17,587
Total liabilities and equity	$	17,650	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets, Inc.
Income Statement
Year Ended December 31, 2017
(Unaudited)
(in thousands)

REVENUES:		
Affiliate revenue	$	13,291
Operating Revenues		**13,291**
OPERATING EXPENSES:		
Compensation and benefits		7,467
Professional services		465
Rent and occupancy		341
Technology and communication		7
Selling, general & administrative		419
Depreciation & amortization expense		1
Intercompany expense		3,218
Operating expenses		**11,918**
OTHER EXPENSE:		
Other expense		**0**
Pre-tax net income		1,373
Income tax expense		(849)
Net income	$	**2,222**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD"


ICE NGX US, Inc.[1]
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)


CURRENT ASSETS:

Cash and cash equivalents		⟩	814
Due from affiliates			249
	Current assets		1,063

NON-CURRENT ASSETS:

Deferred tax liabilities- non-current		7
	Other non-current assets	7
	Assets	1,070

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		282
Accrued salaries and benefits		15
Income tax payable		6
SEC fees payable		
	Current liabilities	303
	Liabilities	303

SHAREHOLDERS EQUITY:

Retained earnings		783
Accumulated other comprehensive income		(16)
	Equity	767
	Total liabilities and equity	$ 1,070

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX US, Inc.[1]
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Other revenues	$	84
Total revenue		84
Compensation and benefits		80
Operating expenses		80
Operating income		4
Pre-tax net income		4
Income tax expense		1
Net income		3

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING LLC
BALANCE SHEET
As of December 31, 2017
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:

Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net		$	8,583
	Current liabilities		8,583

EQUITY:

Retained deficit			(46)
	Equity		(46)
	Total Liabilities and Equity	$	8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain inforn normally included in financial statements prepared in accordance with accounting principles generally accepted in the United St America have been condensed or omitted. These financial statements do not include income taxes accounting and equity meth accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinenta Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accou principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Re Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	2,172
Restricted cash		1,550
Accounts receivable, net of allowance		1,998
Current assets		5,720
Property and equipment:		
Property and equipment cost		1,440
Accumulated depreciation		(850)
Property and equipment, net		590
Total assets	$	6,310
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	41
Accrued salaries and benefits		336
Due to affiliate		2,843
Current liabilities		3,220
Non-current liabilities:		
Other Non Current Liabilities		-
Non-current liabilities		0
Total liabilities		3,220
EQUITY:		
Contributed capital		2,488
Retained earnings		602
Total equity		3,090
Total liabilities and equity	$	6,310

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Transaction fees, net	$	9,433
Revenues from affiliates		11,957
Total revenues		21,390
Operating expenses:		
Compensation and benefits		1,703
Professional services		114
Rent and other occupancy		106
Technology		3
Selling, general & administration		60
Amortization and depreciation expense		361
Service and license fees to affiliate		2,164
Total operating expenses		4,511
Operating Income		16,879
Other income:		
Other income, net		0
Interest income from affiliates		0
Other Income		0
Net Income	$	16,879

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE UK GP, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital	1
Equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE UK LP, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital	1
Equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. Holding Company GP, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

Non-current assets:

Investment in affiliate	$	15
Non-current assets		15
Total assets		15

Liabilities and Equity

Equity:

Retained earnings	15
Total equity	15
Total liabilities and equity	$ 15

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSENAT-ONE18-000087



ICE U.S. Holding Company LP
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	2,001
Income taxes receivable		0
Current assets		2,001
Investment in subsidiary		112,993
Total assets	$	114,994
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		16
Income taxes payable		4,580
Due to affiliate		0
Total liabilities	$	4,596
Equity:		
Contributed capital		44,858
Retained deficit		65,540
Total equity		110,398
Total liabilities and equity	$	114,994

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. Holding Company LP
Income Statement
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Total revenues	-
Operating expenses:	
Professional Services	0
Selling, general & administration	12
Total operating expenses	12
Operating loss	(12)
Other Income	0
Provision for taxes	0
Net Loss	$ (12)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	7,201
Accounts receivable, net of allowance		16,127
Current income tax receivable		21
Due from affiliate		16,367
Current assets		39,716
Total assets	$	**39,716**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	10,927
Current liabilities		10,927
Total liabilities		**10,927**

EQUITY:

Additional paid-in capital		193
Retained earnings		28,596
Equity		**28,789**
Total liabilities and equity	$	**39,716**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2017
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	24,894
Market data fees		63,142
Other revenue		9
Intercompany revenue		165
Operating revenues		**88,210**
OPERATING EXPENSES:		
Selling, general & administration		634
Service & license fees to affiliates		56,090
Operating expenses		**56,724**
Operating income		**31,486**
OTHER INCOME:		
Other income		**438**
Net income	$	**31,924**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IGLOO Intermediate Corporation
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:

Due from affiliates	$	17,410
Current assets		17,410

Non-current assets:

Goodwill		3,231,838
Other intangibles, net		2,172,815
Deferred tax assets - noncurrent		
Investment in subsidiary		10,096
Non-current assets		5,414,749

Total assets	$	5,432,159

LIABILITIES and EQUITY

Non-current liabilities:

Deferred tax liabilities - noncurrent	614,273
Current liabilities	614,273

Total liabilities	614,273

Equity:

Contributed capital	1,474
Retained deficit	4,816,412
Total equity	4,817,886

Total liabilities and equity	$	5,432,159

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IGLOO Intermediate Corporation
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Total revenues		-
Expenses:		
Depreciation and amortization		133,581
Operating expenses		133,581
Operating loss		(133,581)
Other expenses, net		-
Pre-tax net loss		(133,581)
Income tax benefit		301,588
Net income	$	168,007

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:		
Due from affiliates, net	$	7,828
Current income tax receivable		149
Current assets		7,977
Other non-current assets:		
Deferred tax assets - noncurrent		799
Other non-current assets		799
Total assets	$	8,776

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Total liabilities		-
Equity:		
Retained earnings		8,776
Total equity		8,776
Total liabilities and equity	$	8,776

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Holdinas Corporation
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax expense	4,175
Net loss	4,175

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD"

Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	84
Due to affiliates	58,245
Current assets	58,329
Non-current assets:	
Deferred tax assets- non-current	295
Non-current assets	295
Total assets	$ 58,624

LIABILITIES and EQUITY

Current liabilities:	
Deferred Revenue	149
Current liabilities	149
Total liabilities	149
Equity:	
Retained earnings	58,475
Total equity	58,475
Total liabilities and equity	$ 58,624

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	3,049
Total revenues		3,049
Expenses:		
Technology and communication		34
Selling, general and administrative		4
Operating expenses		38
Operating income		3,011
Other income, net		6
Pre-tax net income		3,017
Income tax expense		336
Net income	$	2,681

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinenta lExchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD"

Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	
Accounts receivable, net of allowance	197
Due from affiliates, net	3,435
Current assets	3,632
Total assets	$ 3,632

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	3
Deferred revenue	20
Current liabilities	23
Total liabilities	23

Equity:

Retained earnings	3,609
Total equity	3,609
Total liabilities and equity	$ 3,632

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	338
Total revenues		338
Expenses:		
Selling, general and administrative		-
Operating expenses		-
Operating income		338
Other income, net		4
Other income, net		4
Pre-tax net income		342
Income tax benefit		161
Net income	$	503

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Interactive Data Real-Time Services. Inc
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	22,285
Prepaid expenses and other current assets	902
Current assets	23,187
Property and equipment:	
Property and equipment cost	11,009
Accumulated depreciation	(5,879)
Property and equipment, net	5,130
Other non-current assets:	
Other noncurrent assets	944
Deferred tax assets- non-current	9,436
Other non-current assets	10,380
Total assets	$ 38,697

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	3,959
Accrued salaries and benefits	3,203
Current income tax payable	21
Deferred revenue	3,483
Due to affiliates, net	188,674
Current liabilities	199,340
Non-current liabilities:	
Other noncurrent liabilities	335
Deferred revenue- long-term	1,190
Non-current liabilities	1,525
Total liabilities	200,865
Equity:	
Contributed capital	1,247
Retained deficit	(163,415)
Total equity	(162,168)
Total liabilities and equity	$ 38,697

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED



Interactive Data Real-Time Services, Inc
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Revenues:

Data services fees, net	$	78,160
Affiliate revenue		1,131
Total revenues		79,291

Expenses:

Compensation and benefits	28,647
Professional services	2,002
Acquisition-related transaction and integration costs	2,688
Technology and communication	22,997
Rent and occupancy	2,684
Selling, general and administrative	684
Depreciation and amortization	3,093
Affiliate expense	8,553
Operating expenses	71,348

Operating income		7,943
Other expense, net		151
Other income, net		151
Pre-tax net income		7,792
Income tax expense		4,288
Net income	$	12,080

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$ 3,433
Restricted cash	18,722
Accounts receivable, net of allowance	10,177
Deferred tax assets - current	
Prepaid expenses and other current assets	34,043
Current Income tax receivable	57,068
Current assets	**123,443**

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	710,583
Accumulated depreciation	(413,018)
Property and equipment, net	**297,565**

OTHER NON-CURRENT ASSETS:

Goodwill	87,773
Other intangibles, net	12,226
Deferred tax assets- noncurrent	
Investment in affiliates	1,598,635
Long-term restricted cash and investments	35,154
Other non-current assets	10,005
Other non-current assets	**1,743,793**
Assets	**2,164,801**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	37,053
Accrued salaries and benefits	52,805
Other current liabilities	18,848
Deferred revenue	3,371
Due to affiliates	1,253,056
Current liabilities	**1,365,133**

NON-CURRENT LIABILITIES:

Deferred tax liabilities- noncurrent	4,344
Other non-current liabilities	45,278
Non-current liabilities	**49,622**
Liabilities	**1,414,755**

Noncontrolling interest	**141,395**

SHAREHOLDERS EQUITY:

Additional paid-in capital	238,164
Retained earnings	355,547
Accumulated other comprehensive income	14,940
Equity	**608,651**
Total liabilities and equity	**$ 2,164,801**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	13,529
Data services fees, net		17,134
Other revenues		4,176
Affiliate revenue		409,082
Total revenue		**443,921**
Compensation and benefits		208,472
Professional services		28,386
Acquisition-related transaction and integration costs		12,992
Technology and communication		101,194
Rent and occupancy		2,852
Selling, general and administrative		25,399
Depreciation and amortization		95,802
Affiliate expense		16,035
Operating expenses		**491,132**
Operating loss		**(47,211)**
Interest income		91
Affiliate interest income		2,421
Other expense, net		(358)
Other expense, net		**2,154**
Pre-tax net loss		**(45,057)**
Income tax expense		21,482
Net loss		**(66,539)**
Net loss from continuing operations attributable to non-controlling interest		(27,314)
Net loss attributable to ICE	$	**(93,853)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Intercontinental Exchange International , Inc.
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital	1
Equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Intercontinental Exchange Property Protection, Inc
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	9,772
Prepaid expenses and other current assets		702
Total current assets		10,474

NON-CURRENT ASSETS:

Deferred tax liabilities - non current	93
Total non-current assets	93
Total assets	$ 10,567

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts Payable and Accrued Liabilities	$	3,204
Income tax payable		0
' Due to affiliates		394
Deferred revenue		1,381
Current Liabilities		4,979
Total Liabilities		4,979

EQUITY:

Contributed capital	4,140
Retained earnings	1,448
Total equity	5,588
Total liabilities and equity	$ 10,567

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Compensation and benefits	(855)
Professional services	121
Selling, general and administrative	(68)
Operating Expenses	(802)
Operating Income	802
Interest income	-
Other Income	0
Pre-tax net income	802
Income tax expense	382
Net income	$ 420

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Cert information normally included in financial statements prepared in accordance with accounting principles generally accepted in 1 United States of America have been condensed or omitted. These financial statements do not include income taxes accounting equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended Decembe 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commissior



INTERCONTINETAL EXCHANGE, INC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	3,066
Restricted cash		
Prepaid expenses and other current assets		75
Income taxes receivable		
Current assets		3,141

OTHER NON-CURRENT ASSETS:

Investment in affiliates		15,081,840
Other non-current assets		123,110
Other non-current assets		15,204,950
Assets	$	15,208,091

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	43,171
Accrued salaries and benefits		8,070
Long term debt - current portion		1,833,474
Due to affiliates		3,300,604
Income tax payable		50,452
Current liabilities		5,235,771

NONCURRENT LIABILITIES:

Notes payable long-term		4,266,715
Deferred taxes payable - non-current		8,757
Other non-current liabilities		3,500
Non-current liabilities		4,278,972
Liabilities		9,514,743

EQUITY:

Common stock, $0.01 par value		6,000
Treasury stock, at cost		(1,075,729)
Additional paid-in capital		10,909,952
Retained deficit		(2,121,207)
Accumulated other comprehensive income		(2,025,668)
Equity		5,693,348
Total liabilities and equity	$	15,208,091

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINETAL EXCHANGE, INC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Total Revenue	$ -
Compensation and benefits	1,300
Selling, general and administrative	1,096
Operating expenses	**2,396**
Operating loss	**(2,396)**
Interest income	323
Affiliate interest expense	(59,089)
Interest expense	(169,383)
Other income, net	22,131
Other expense	**(206,018)**
Pre-tax net loss	**(208,414)**
Income tax benefit	210,954
Net income	$ **2,540**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	-
Current assets		0

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	160
Accumulated depreciation	(34)
Property and equipment, net	126
Assets	126

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates	84
Current liabilities	84
Liabilities	84

SHAREHOLDERS EQUITY:

Retained earnings		42
Equity		42
Total liabilities and equity	$	126

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD*

Internet Services Telco LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	34
Operating expenses	**34**
Operating loss	**(34)**
Pre-tax net loss	**(34)**
Net loss	**(34)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Maroon Holdings LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

 TRADE THE WORLD™

MERSCORP Holdings, Inc.
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Mortgage Electronic Registration System, Inc.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	14,581
Restricted cash		99
Accounts receivable, net of allowance		15,093
Other receivables		764
Short-term investments		7,870
Prepaid expenses and other current assets		1,909
Current assets		40,316

PLANT PROPERTY AND EQUIPMENT:

Property and equipment, net	10,789
Property and equipment, net	10,789

OTHER NON-CURRENT ASSETS:

Goodwill	27,180
Other intangibles, net	30,829
Long-term restricted cash and investments	141,076
Other non-current assets	3,500
Other non-current assets	202,585
Assets	253,690

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	9,222
Deferred revenue	1,849
Current liabilities	11,071

NON-CURRENT LIABILITIES:

Deferred tax liability - current	3,044
Other non-current liabilities	82,328
Non-current liabilities	85,372
Liabilities	96,443

SHAREHOLDERS EQUITY:

Contributed capital		110,844
Retained earnings		46,884
Accumulated other comprehensive income		(481)
Equity		157,247
Total liabilities and equity	$	253,690

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	$	96,943
Total revenue		**96,943**
Compensation and benefits		18,621
Professional services		4,718
Technology and communication		13,822
Rent and occupancy		1,495
Selling, general and administrative		2,663
Depreciation and amortization		5,437
Operating expenses		**46,756**
Operating income		**50,187**
Interest expense		(16)
Other income, net		725
Other income, net		**741**
Pre-tax net income		**50,928**
Income tax expense		**20,972**
Net income		**29,956**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		1

Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NSX Securities, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	1

Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE American LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:
Cash and cash equivalents	$	319
Accounts receivable, net of allowance		36,475
Current assets		36,794

PLANT PROPERTY AND EQUIPMENT:
Property and equipment	384
Accumulated depreciation	(384)
Property and equipment, net	0

NON-CURRENT ASSETS:
Goodwill	932,588
Other intangibles, net	660,331
Other noncurrent assets	57,243
Other non-current assets	1,650,162
Assets	1,686,956

LIABILITIES and EQUITY:

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	49,088
Accrued salaries and benefits	1,293
Due to affiliate	55,769
Income Tax Payable	340
Deferred revenue	6,680
SEC fees payable	814
Current liabilities	113,984

NON-CURRENT LIABILITIES:
Deferred tax liabilities - noncurrent	189,824
Other non-current liabilities	2,385
Deferred Revenue - Long Term	4,011
Non-current liabilities	196,220
Liabilities	310,204

Noncontrolling interest	27,418

SHAREHOLDERS EQUITY:
Contributed capital		59,971
Additional paid-in capital		3,065
Retained earnings		1,285,191
Accumulated other comprehensive income		1,107
Equity		1,349,334
Total liabilities and equity	$	1,686,956

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	6,666
Data services fees, net		9,639
Listing Fees		19,621
Other revenues		627
Affiliate revenue		626
Transaction based expenses		(5,273)
Total revenue, less transaction-based expenses		**31,906**
Compensation and benefits		7,652
Professional Services		371
Technology and communication		214
Selling, general and administrative		276
Depreciation and amortization		8,647
Affiliate expense		8,681
Operating expenses		**25,841**
Operating income		**6,065**
Interest income		39
Other income, net		7,285
Other expense, net		**7,246**
Pre-tax net income		**13,311**
Income tax benefit		**(69,698)**
Net income		**83,009**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.[1]
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	555
Accounts receivable, net of allowance		8,829
Due from affiliates		270,471
Prepaid expenses and other current assets		1,405
Income tax receivable		413
Current assets		281,673

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	1,682
Accumulated depreciation	(1,428)
Property and equipment, net	254

NON-CURRENT ASSETS:

Other noncurrent assets	55,375
Other non-current assets	55,375
Assets	337,302

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	1,082
Accrued salaries and benefits	1,436
SEC fees payable	2,932
Current liabilities	5,450

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	2,494
Other non-current liabilities	128
Non-current liabilities	2,622
Liabilities	8,072

SHAREHOLDERS EQUITY:

Additional paid-in capital		3,570
Retained earnings		324,551
Accumulated other comprehensive income		1,109
Equity		329,230
Total liabilities and equity	$	337,302

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.[1]
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	125,593
Data services fees, net		8,518
Other revenues		20,442
Transaction based expenses		(85,237)
Total revenue, less transaction-based expenses		**69,316**
Compensation and benefits		7,838
Professional services		64
Technology and communication		1,330
Rent and occupancy		3,364
Selling, general and administrative		385
Depreciation and amortization		158
Affiliate expense		9,878
Operating expenses		**23,017**
Operating income		**46,299**
Affiliate interest income		2,223
Other expense, net		7,456
Other expense, net		**9,679**
Pre-tax net income		**55,978**
Income tax expense		**18,380**
Net income		**37,598**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,544
Accounts receivable, net of allowance		26,885
Due from affiliates		299,079
Prepaid expenses and other current assets		1,303
Current assets		328,811

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	88,663
Accumulated depreciation	(44,467)
Property and equipment, net	44,196

NON-CURRENT ASSETS:

Goodwill	563,001
Other intangibles, net	987,110
Other non-current assets	2,458
Other non-current assets	1,552,569
Assets	1,925,576

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	(1,479)
Accrued salaries and benefits	3,551
Income tax payable	545
Deferred revenue	1,096
SEC fees payable	55,625
Current liabilities	59,338

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	281,094
Other non-current liabilities	19,298
Deferred revenue - long term	(1,136)
Non-current liabilities	299,256
Liabilities	358,594

SHAREHOLDERS EQUITY:

Additional paid-in capital		9,356
Retained earnings		1,557,626
Equity		1,566,982
Total liabilities and equity	$	1,925,576

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	620,415
Data services fees, net		75,924
Listing Fees		10,995
Other revenues		17,125
Affiliate revenue		1,624
Transaction based expenses		(532,463)
Total revenue, less transaction-based expenses		**193,620**
Compensation and benefits		13,979
Professional services		528
Technology and communication		4,330
Rent and occupancy		684
Selling, general and administrative		1,950
Depreciation and amortization		24,764
Affiliate expense		79,452
Operating expenses		**125,687**
Operating income		**67,933**
Affiliate interest income		4,251
Interest expense		
Other expense, net		(4)
Other expense, net		**4,247**
Pre-tax net income		**72,180**
Income tax benefit		**93,878**
Net income		**166,058**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	353
Income tax receivable		2,507
Current assets		2,860
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		2,441
Deferred tax asset - non-current		8,794
Other non-current assets		167,216
Total assets	$	170,076
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	1,863
Due to affiliates		127,441
Current liabilities		129,304
NON-CURRENT LIABILITIES:		
Other non-current liabilities		38,253
Non-current liabilities		38,253
Total liabilities		167,557
EQUITY:		
Contributed capital		(2,197)
Retained earnings		4,716
Total equity		2,519
Total liabilities and equity	$	170,076

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	0
Expenses:	
M&A expenses	481
Selling, general, and administrative	(2,581)
Amortization and Depreciation	10,885
Intercompany expenses	1,001
Operating expenses	9,786
Operating loss	(9,786)
Intercompany Interest income	1,486
Other income net	285
Other expense, net	1,771
Pre-tax net loss	(8,015)
Income tax expense	2,443
Net income	$ (10,458)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	323
Due from affiliates		3,637,838
Current assets		3,638,161

OTHER NON-CURRENT ASSETS:

Other non-current assets		11,000
Deferred tax assets - non-current		0
Other non-current assets		11,000
Assets	$	3,649,161

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Income taxes payable		-
Current Liabilities		0

NON-CURRENT LIABILITIES:

Notes payable - non-current		-
Non-current liabilities		0
Liabilities		0

EQUITY:

Contributed Capital		3,585,641
Retained defecit		63,520
Total equity		3,649,161
Total liabilities and equity	$	3,649,161

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Professional services		-
Technology and communication		-
Selling, general and administrative		8
Intercompany Expense		-
Operating expenses		8
Operating loss		(8)
Interest income		-
Interest income from affiliates		67,259
Interest expense		(11,091)
Other expense, net		(318)
Other expense, net		55,850
Pre-tax net loss		55,842
Income tax benefit		-
Net loss	$	55,842

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Due from affiliates	$	662
Current assets		662
Assets	$	662

LIABILITIES AND EQUITY:

EQUITY:

Retained deficit	(3,132)
Contributed capital	3,869
Accumulated other comprehensive income	(75)
Total equity	662
Total liabilities and equity	$ 662

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC (Dormant)
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due from affiliate	$	2
Current liabilities		2
Liabilities		2

EQUITY:

Retained deficit		(2)
Total equity		(2)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	83
Current assets		83

NON-CURRENT ASSETS:

Deferred tax asset - non-current		88
Goodwill		(31)
Other non-current assets		57
Total assets	$	140

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to afflilate	$	25,818
Current liabilities		25,818
Total liabilities		25,818

EQUITY:

Contributed capital		(23,807)
Retained deficit		(1,871)
Total equity		(25,678)
Total liabilities and equity	$	140

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Operating expenses		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Repoi



NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	51,516
Short-term Investments		15,885
Accounts receivable, net of allowance		162,034
Due from affiliates		634,687
Prepaid expenses and other current assets		4,043
Other Current Assets		134
Income tax receivable		2,388
Current assets		870,687

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	394,554
Accumulated depreciation	(78,710)
Property and equipment, net	315,844

NON-CURRENT ASSETS:

Goodwill	1,564,001
Other intangibles, net	1,851,676
Other non-current assets	59,740
Other non-current assets	3,475,417
Assets	4,661,948

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	89,423
Accrued salaries and benefits	43,239
Deferred revenue	34,582
SEC fees payable	66,393
Current liabilities	233,637

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	393,998
Other non-current liabilities	72,929
Accrued employee benefits - long term	230,565
Deferred revenue - long term	82,273
Non-current liabilities	779,765
Liabilities	1,013,402

SHAREHOLDERS EQUITY:

Contributed capital		(433,541)
Additional paid-in capital		67,817
Retained earnings		4,102,761
Accumulated other comprehensive income		(88,491)
Equity		3,648,546
Total liabilities and equity	$	4,661,948

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	671,948
Data services fees, net		219,195
Listing Fees		387,637
Other revenues		31,293
Affiliate revenue		70,641
Transaction based expenses		(549,303)
Total revenue, less transaction-based expenses		**831,411**
Compensation and benefits		124,426
Professional services		36,703
Technology and communication		23,783
Rent and occupancy		11,865
Selling, general and administrative		69,945
Depreciation and amortization		38,858
Affiliate expense		114,816
Operating expenses		**420,396**
Operating income		**411,015**
Interest income		25
Affiliate interest income		12,188
Interest expense		(39)
Other expense, net		10,037
Other expense, net		**22,211**
Pre-tax net income		**433,226**
Income tax expense		**16,043**
Net income		**417,183**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	180
Income tax receivable		27
Current assets		207

NON-CURRENT ASSETS:

Goodwill	5,390
Other intangibles, net	2,000
Other non-current assets	1,065
Other non-current assets	8,455
Assets	8,662

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	294
Due to affiliates	7,923
Current liabilities	8,217

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	477
Non-current liabilities	477
Liabilities	8,694

SHAREHOLDERS EQUITY:

Retained deficit	(32)
Equity	(32)
Total liabilities and equity	$ 8,662

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	84
Total revenue	**84**
Compensation and benefits	373
Professional services	117
Operating expenses	**490**
Operating loss	**(406)**
Pre-tax net loss	**(406)**
Income tax benefit	**373**
Net loss	**(33)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	529
Accounts receivable, net of allowance		22,282
Due from Affiliates		188,156
Prepaid expenses and other current assets		2,330
Income tax receivable		228
Current assets		213,525

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	25,504
Accumulated depreciation	(15,945)
Property and equipment, net	9,559

NON-CURRENT ASSETS:

Goodwill	332,000
Other intangibles, net	345,000
Other non-current assets	677,000
Assets	900,084

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	2,279
Accrued salaries and benefits	1,174
Current liabilities	3,453

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	98,808
Other non-current liabilities	6,304
Non-current liabilities	105,112
Liabilities	108,565

SHAREHOLDERS EQUITY:

Additional paid-in capital		1,649
Retained earnings		789,858
Accumulated other comprehensive income		12
Equity		791,519
Total liabilities and equity	$	900,084

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	133,109
Affiliate revenue		4,736
Total revenue		**137,845**
Compensation and benefits		7,395
Professional Services		12
Acquisition-related transaction and integration costs		1,000
Technology and communication		20,514
Rent and occupancy		546
Selling, general and administrative		2,146
Depreciation and amortization		3,005
Affiliate expense		19,059
Operating expenses		**53,677**
Operating income		**84,168**
Affiliate interest income		3,844
Other expense, net		**3,844**
Pre-tax net income		**88,012**
Income tax benefit		**1,548**
Net income		**89,560**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets	$	1
Total Assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	**1**

Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Member equity		**1**
Total equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

 ICe TRADE THE WORLD*

PDR Services LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Pit Trader, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital	1
Equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.


ICe TRADE THE WORLD

Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)

ASSETS:

OTHER NON-CURRENT ASSETS:

Investment in affiliates		1,989
	Other non-current assets	1,989
	Assets	1,989

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates		1,638
	Current liabilities	1,638

EQUITY:

Retained earnings		351
	Equity	351
	Total liabilities and equity	$ 1,989

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		9
Net income	$	9

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(In thousands)

ASSETS:

Cash and cash equivalents	$	1
Due from affiliates, net		5,370
˙ent assets		5,371
ˌl assets		5,371
Retained earnings	$	4,198
Contributed capital		1,173
ity		5,371
ˌl equity	$	5,371

ın of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring
) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally
inancial statements prepared in accordance with accounting principles generally accepted in the United States of America have been
ır omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at
1, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that
ıs not include all of the information required by generally accepted accounting principles for complete financial statements. These
tements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year
nber 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Total revenue	$ -
Selling, general & administration	-
Operating expenses	-
Operating loss	-
Intercompany interest income	123
Pre-tax net income	123
Income tax expense	-
Net income	$ 123

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	4,246
Accounts receivable, net of allowance		29,199
Prepaid expenses and other current assets		1,378
Due from affiliates		5,939
Current assets		40,762

PROPERTY AND EQUIPMENT

Property and equipment cost	
Accumulated depreciation	
Property and equipement, net	

OTHER NON-CURRENT ASSETS:

Goodwill	276,704
Other intangibles, net	133,608
Deferred tax assets- noncurrent	952
Other non-current assets	411,264
Assets	452,324

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	4,076
Accrued salaries and benefits	3,756
Income tax payable	438
Deferred revenue	63
Current liabilities	8,333

NON-CURRENT LIABILITIES:

Deferred tax liabilities- noncurrent	39,347
Non-current liabilities	39,347
Liabilities	47,680

SHAREHOLDERS EQUITY:

Contributed capital		228
Retained earnings		405,520
Equity		405,748
Total liabilities and equity	$	453,428

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	$	62,037
Total revenue		**62,037**
Compensation and benefits		9,323
Professional services		4,839
Acquisition-related transaction and integration costs		2,065
Technology and communication		12,449
Rent and occupancy		699
Selling, general and administrative		39
Depreciation and amortization		11,838
Operating expenses		**41,252**
Operating income		**20,785**
Other expense, net		63
Other expense, net		**63**
Pre-tax net income		**20,722**
Income tax benefit		**6,870**
Net income		**27,592**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	4,870
Accounts receivable, net of allowance		2,307
Due from Affiliates		213,689
Prepaid expenses and other current assets		5,217
Current assets		226,083

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	332,935
Accumulated depreciation	(172,516)
Property and equipment, net	160,419
Assets	386,502

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	14,330
Accrued salaries and benefits	6,420
Income Tax Payable	3,011
Current liabilities	23,761

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	11,711
Other non-current liabilities	5,010
Non-current liabilities	16,721
Liabilities	40,482

SHAREHOLDERS EQUITY:

Additional paid-in capital		10,557
Retained earnings		335,463
Equity		346,020
Total liabilities and equity	$	386,502

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	14,673
Affiliate revenue		106,229
Total revenue		**120,902**
Compensation and benefits		34,594
Professional services		1,559
Technology and communication		26,885
Rent and occupancy		487
Selling, general and administrative		568
Depreciation and amortization		32,567
Operating expenses		**96,660**
Operating income		**24,242**
Pre-tax net income		**24,242**
Income tax expense		**3,538**
Net income		**20,704**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Due from Affiliates		$ 2,764
	Current assets	2,764

NON-CURRENT ASSETS:

Goodwill		(19)
Other noncurrent assts		300
	Other non-current assets	281
	Assets	3,045

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		-
	Current liabilities	-
	Liabilities	-

SHAREHOLDERS EQUITY:

Retained earnings		3,045
	Equity	3,045
	Total liabilities and equity	$ 3,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Other revenues	$	-
Total revenue		0
Selling, general and administrative		0
Operating expenses		0
Operating income		0
Other expense, net		0
Pre-tax net income		0
Income tax expense		0
Net income		0

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Strike Network Services LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	϶	12
Due from affiliates		21
Current assets		33

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	400
Accumulated depreciation	(59)
Property and equipment, net	341
Assets	374

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	-
Current liabilities	0
Liabilities	0

SHAREHOLDERS EQUITY:

Retained earnings		374
Equity		374
Total liabilities and equity	$	374

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Selling, general and administrative	1
Depreciation and amortization	58
Operating expenses	**59**
Operating loss	**(59)**
Pre-tax net loss	**(59)**
Net loss	**(59)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD*

StrikeNET LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	26
Due from affiliates		92
Current assets		118
Assets		118

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0

SHAREHOLDERS EQUITY:

Retained earnings		118
Equity		118
Total liabilities and equity	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



StrikeNET LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Selling, general and administrative	1
Operating expenses	**1**
Operating loss	**(1)**
Pre-tax net loss	**(1)**
Net loss	**(1)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Swap Trade LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	2,295
Restricted cash		755
Accounts receivable, net of allowance		4
Prepaid Expenses and Other Current Assets		6
Due from affiliate		10,041
Current assets		13,101
Total assets	$	**13,101**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	1
Current liabilities		1

EQUITY:

Contributed capital		9,200
Retained earnings		3,900
Equity		**13,100**
Total liabilities and equity	$	**13,101**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of noi recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Swap Trade LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(in thousands)

REVENUES:

Transaction fees	$	3,388
Operating revenues		3,388

OPERATING EXPENSES:

Compensation and benefits	22
Professional services	1
Technology Expenses	93
Rent and occupancy	33
Selling, general & administrative	24
Service and license fees to affiliate	1,304
Operating expenses	**1,477**
Operating income	**1,911**
Other expense	**(2)**
Net income	$ **1,909**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Tap and Trade Inc (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



The Clearing Corporation
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,036
'Income tax		0
Current Assets		1,036

PLANT PROPERTY AND EQUIPMENT:

Property and equipment cost	1,941
Accumulated depreciation	(1,941)
Property and Equipment, Net	0

OTHER NONCURRENT ASSETS:

Goodwill	22,514
Other intangibles assets, net	425
Other non-current assets	22,939

Assets	$	23,975

LIABILITIES and EQUITY:

NON CURRENT LIABILITIES:

Deferred Tax Liabilities -Non Current	(889)
Other non-current liabiities	(889)

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	13
Due from affiliates, net		268
Current liabilities		281

Liabilities	(608)

EQUITY:

Contributed capital	90,245
Retained deficit	(65,662)
Total Equity	24,583

Total Liabilities and Equity	$	23,975

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED   **NYSENAT-ONE18-000159**

The Clearing Corporation
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Other revenue	$	67
Affiliate revenue		0
Total revenue		67
Expenses:		
Professional services		2
Selling, general and administrative		103
Depreciation and amortization		2,555
Operating expenses		2,660
Operating loss		(2,593)
Interest income		3
Other income		3
Pre-tax net loss		889
Income tax expense		(2,589)
Net loss	$	(1,700)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Accounts receivable, net of allowance	$	31
Income Tax Receivable		3
Current assets		34

PROPERTY PLANT AND EQUIPMENT:

Property and equipment cost	5,697
Accumulated depreciation	(4,533)
Property and equipment net	1,164

OTHER NON-CURRENT ASSETS

Investment in subsidiary	168
Other non-current assets	5
Other non-current assets	173

Total assets	$	1,371

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	54
Accrued salaries and benefits		195
Due to affiliates		17,081
Deferred revenue		16
Current liabilities		17,346

NONCURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	310
Other noncurrent liabilities	1
NonCurrent Liabilities	311

Total liabilities	17,657

EQUITY:

Additional paid-in capital	4,838
Net deficit	(21,124)
Equity	(16,286)

Total liabilities and equity	$	1,371

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

REVENUES:

Other revenue	$	62
Operating revenues		**62**

OPERATING EXPENSES:

Compensation and benefits	436
Professional services	63
Mergers and acquisition expenses	
Rent and other occupancy	48
Technology and communcations	96
Selling, general & administration	6
Amortization & depreciation expense	730
Service & license fees to affiliates	362
Operating expenses	**1,741**

Operating loss	**(1,679)**

Income tax benefit	**835**

Net loss	$	**(844)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:

Due from affiliate	$	6,026
Current assets		6,026

OTHER NON-CURRENT ASSETS

Deferred tax assets - non-current		20
Goodwill		8,744
Other non-current assets		8,764
Total assets	$	14,790

EQUITY:

Contributed Capital	$	10,880
Retained Earnings		3,910
Equity		14,790
Total liability and equity	$	14,790

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal
; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain
ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the
tates of America have been condensed or omitted. These financial statements do not include income taxes accounting and
ethod accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of
:inental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by
' accepted accounting principles for complete financial statements. These financial statements should be read in
ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31,
iich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Holdings Inc.
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	-
Operating expenses	-
Pre-tax net loss	-
Income tax expense	(10)
Net loss	$ 10

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT

Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	$	-

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**

EQUITY:

Contributed capital		1,519
Retained deficit		(3,519)
Equity		**(2,000)**
Total liabilities and equity	$	**(0)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemer should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.


ice TRADE THE WORLD

Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Total Revenue	$ -
OPERATING EXPENSES:	
Amortization & depreciation expense	$ -
Operating expenses	0
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



When-Tech LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	899
Accounts receivable, net of allowance		752
Current Assets		1,651
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		8,307
Accumulated Depreciation		(5,646)
Property and Equipment Net		2,661
OTHER NONCURRENT ASSETS		
Goodwill		16,237
Other Intangibles, net		0
Other Noncurrent Assets		16,237
Total Assets	$	20,549
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	26
Accrued salaries and benefits		418
Due to affiliate		1,891
Deferred revenue		295
Current Liabilities		2,630
Total Liabilities		**2,630**
EQUITY:		
Contributed capital		23,496
Retained deficit		(5,577)
Member equity		**17,919**
Total liabilities and equity	$	20,549

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



When-Tech LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(in thousands)

REVENUES:

Market data fees, revenue	$	5,107
Operating revenues		**5,107**

OPERATING EXPENSES:

M&A Expenses	0
Compensation and benefits	2,394
Professional services	0
Rent and occupancy	299
Technology and communication	20
Selling, general and administrative	75
Depreciation and amortization	2,151
Service and license fees to affiliate	1,527
Operating Expenses	**6,466**

Net loss	$	**(1,359)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	3
Due from affiliates		
Current assets		3

PLANT PROPERTY AND EQUIPMENT:

Property and equipment		112
Accumulated depreciation		(52)
Property and equipment, net		60
Assets		63

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to afilliates		118
Current liabilities		118
Liabilities		118

SHAREHOLDERS EQUITY:

Retained deficit		(55)
Equity		(55)
Total liabilities and equity	$	63

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Selling, general and administrative	1
Depreciation and amortization	52
Operating expenses	**53**
Operating loss	**(53)**
Pre-tax net loss	**(53)**
Net loss	**(53)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

 TRADE THE WORLD

Yellow Jacket
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash & Equivalents	$	(5)
Accounts receivable, net of allowance		2,321
Prepaid expenses and other current assets		11
Current assets		2,327

PROPERTY PLANT AND EQUIPMENT:

Property and equipment cost	30,035
Accumulated depreciation	(22,530)
Property and equipment net	7,505

OTHER NONCURRENT ASSETS

Goodwill	62,065
Other intangibles, net	1,682
Other noncurrent assets	63,747

Total assets	$	73,579

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	62
Accrued salaries and benefits		1,532
Deferred revenue		2,259
Due to affiliate		42,850
Current liabilities		46,703

NONCURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	2,204
Noncurrent liabilities	2,204

Total liabilities	48,907

MEMBER EQUITY:

Member capital	55,107
Additional paid-in capital	9,046
Retained Deficit	(39,481)
Member equity	24,672

Total liabilities and member equity	$	73,579

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting an equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunct with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, whi are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Yellow Jacket
Income Statement
As Of December 31, 2017
(Unaudited)
(In thousands)

REVENUES:

Data service fees	$	5,678
Operating revenues		**5,678**

OPERATING EXPENSES:

Compensation and benefits	6,234
Professional services	107
Rent and other occupancy	1,140
Technology and communication	264
Selling, general & administration	214
Amortization & depreciation expense	5,827
Service & license fees to affiliates	984
Operating expenses	**14,770**

Pre-tax loss		(9,092)
Income tax benefit		(4,858)
Net loss	$	**(4,234)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



ICE Corporate Structure as of June 2018
ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED





ICE Corporate Structure as of June 2018
ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)

Foreign Indirect Affiliate

UNITED STATES

NYSENAT-ONE18-000202